Exhibit 12.01
VALERO ENERGY CORPORATION AND SUBSIDIARIES
STATEMENTS OF COMPUTATIONS OF RATIOS OF EARNINGS TO FIXED CHARGES
AND RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(Millions of Dollars)

	Nine Months
	Ended	Year Ended December 31,
	September 30,
	2005	2004	2003	2002	2001	2000
Ratio of Earnings to Fixed Charges:
Earnings:
Income from continuing operations before income tax expense, minority interest in net income of Valero L.P., distributions on preferred securities of subsidiary trusts and income from equity investees	$3,282	$2,726	$981	$191	$913	$530
Add:
Fixed charges	327	410	396	409	143	115
Amortization of capitalized interest	6	7	6	6	5	5
Distributions from equity investees	36	42	26	5	3	9
Less:
Interest capitalized	(39)	(37)	(26)	(16)	(11)	(7)
Distributions on preferred securities of subsidiary trusts	—	—	(17)	(30)	(13)	(7)
Minority interest in net income of Valero L.P.	—	—	(2)	(14)	—	—

Total earnings	$3,612	$3,148	$1,364	$551	$1,040	$645

Fixed charges:
Interest expense, net	$191	$260	$261	$286	$88	$76
Interest capitalized	39	37	26	16	11	7
Rental expense interest factor (1)	97	113	92	77	31	25
Distributions on preferred securities of subsidiary trusts	—	—	17	30	13	7

Total fixed charges	$327	$410	$396	$409	$143	$115

Ratio of earnings to fixed charges	11.0x	7.7x	3.4x	1.3x	7.3x	5.6x

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends:
Total earnings	$3,612	$3,148	$1,364	$551	$1,040	$645

Total fixed charges	$327	$410	$396	$409	$143	$115
Preferred stock dividends	18	19	7	—	—	—

Total fixed charges and preferred stock dividends	$345	$429	$403	$409	$143	$115

Ratio of earnings to fixed charges and preferred stock dividends	10.5x	7.3x	3.4x	1.3x	7.3x	5.6x

(1)	The interest portion of rental expense represents one-third of rents, which is deemed representative of the interest portion of rental expense.

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